Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. JOHN SMITH 1234 MAIN STREET APT. 203 NEW YORK, NY 10038 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GLOBAL BLUE GROUP HOLDING AG September 14, 2023 PROXY VOTING INSTRUCTIONS THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ON THE PROPOSALS DESCRIBED HEREIN. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x COMPANY NUMBER ACCOUNT NUMBER To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. 1.1. Approval of the Annual Report, Consolidated Financial Statements and Statutory Financial Statements 1.2. Consultative vote on the Compensation Report. 2. Appropriation of Available Earnings. 3. Discharge of the Board of Directors and of the Executive Committee. 4.1. Re-election of members of the Board of Directors: Thomas Farley Joseph Osnoss Christian Lucas Jacques Stern Eric Strutz Eric Meurice Ulf Pagenkopf Guoming Cheng Thomas Klein 4.2. Election of the Chair of the Board of Directors Thomas Farley FOR AGAINST ABSTAIN INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page. Vote online until September 11, 2023 at 2:00 PM CEST (8:00 AM EDT). MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible. VOTING IN PERSON AT THE MEETING – Shareholders who wish to attend the Annual General Meeting in person should proceed as set out under “Admission to the Annual General Meeting” in the invitation to the Annual General Meeting also available online at “https://ir.globalblue.com/news/default.aspx”. A copy of the invitation may be obtained without charge by contacting the investor relations via email at “ir@globalblue.com”. GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.ast- financial.com to enjoy online access. 4.3. Election of Nomination and Compensation Committee: Thomas Farley Joseph Osnoss Eric Strutz 5.1. Approval of the total maximum amount of Board Compensation. 5.2. Approval of the total maximum amount of Executive Committee Compensation for the fiscal year 2024/25. 6. Election of Independent Proxy. 7. Election of Statutory Auditors. 8.1. Amendments Relating to the General Meeting and Shareholders' Rights. 8.2. Amendments and Provisions Pertaining to Conditional Capital, the Board of Directors, Compensation of the Board of Directors and Executive Management, Contracts and Mandates and Miscellaneous Provisions. With regard to any new or modified proposals or agenda items propoerly put before the Annual General Meeting by shareholders or the Board of Directors: to vote in favour of the new or modified proposals or agenda items. to vote against the new or modified proposals or agenda items. to vote in accordance with the recommendation of the Board of Directors. FOR AGAINST ABSTAIN